Note: Refer to assumptions and notes on page 23

✓ ✓ Note: Refer to assumptions and notes on page 23 • • • • •

• • • • • • • •

• • Design for IREN’s Texas Tier 3 Data Center ✓ ✓ ✓ ✓ ✓ Note: Refer to assumptions and notes on page 23

• • • • • • • • • • • • • • • • • •

• • • • •

• • • • • • • • • • • • • • • • • • •

• • • • •

• • • • • •

FY24 Results Presentation

NASDAQ: IREN
August 28, 2024



DISCLAIMER

Forward-Looking Statements

This investor update includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or IREN's future financial or operating performance. For example, forward-looking statements include but are not limited to the Company's business strategy, expected operational and financial results, and expected increase in power capacity and hashrate. In some cases, you can identify forward-looking statements by terminology such as "anticipate," "believe," "may," "can," "should," "could," "might," "plan," "possible," "project," "strive," "budget," "forecast," "expect," "intend," "target", "will," "estimate," "predict," "potential," "continue," "scheduled" or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking.

These forward-looking statements are based on management's current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause IREN's actual results, performance or achievements to be materially different from any future results performance or achievements expressed or implied by the forward looking statements, including, but not limited to: Bitcoin price and foreign currency exchange rate fluctuations; IREN's ability to obtain additional capital on commercially reasonable terms and in a timely manner to meet its capital needs and facilitate its expansion plans; the terms of any future financing or any refinancing, restructuring or modification to the terms of any future financing, which could require IREN to comply with onerous covenants or restrictions, and its ability to service its debt obligations, any of which could restrict its business operations and adversely impact its financial condition, cash flows and results of operations; IREN's ability to successfully execute on its growth strategies and operating plans, including its ability to continue to develop its existing data center sites and to diversify and expand into the market for high performance computing ("HPC") solutions it may offer (including the market for AI Cloud Services); IREN's limited experience with respect to new markets it has entered or may seek to enter, including the market for HPC solutions (including AI Cloud Services); expectations with respect to the ongoing profitability, viability, operability, security, popularity and public perceptions of the Bitcoin network; expectations with respect to the profitability, viability, operability, security, popularity and public perceptions of any current and future HPC solutions (including AI Cloud Services) that IREN offers; IREN's ability to secure and retain customers on commercially reasonable terms or at all, particularly as it relates to its strategy to expand into markets for HPC solutions (including AI Cloud Services); IREN's ability to manage counterparty risk (including credit risk) associated with any current or future customers, including customers of its HPC solutions (including AI Cloud Services) and other counterparties; the risk that any current or future customers, including customers of its HPC solutions (including AI Cloud Services), or other counterparties may terminate, default on or underperform their contractual obligations; Bitcoin global hashrate fluctuations; IREN's ability to secure renewable energy, renewable energy certificates, power capacity, facilities and sites on commercially reasonable terms or at all; delays associated with, or failure to obtain or complete, permitting approvals, grid connections and other development activities customary for greenfield or brownfield infrastructure projects; IREN's reliance on power and utilities providers, third party mining pools, exchanges, banks, insurance providers and its ability to maintain relationships with such parties; expectations regarding availability and pricing of electricity; IREN's participation and ability to successfully participate in demand response products and services and other load management programs run, operated or offered by electricity network operators, regulators or electricity market operators; the availability, reliability and/or cost of electricity supply, hardware and electrical and data center infrastructure, including with respect to any electricity outages and any laws and regulations that may restrict the electricity supply available to IREN; any variance between the actual operating performance of IREN's miner hardware achieved compared to the nameplate performance including hashrate; IREN's ability to curtail its electricity consumption and/or monetize electricity depending on market conditions, including changes in Bitcoin mining economics and prevailing electricity prices; actions undertaken by electricity network and market operators, regulators, governments or communities in the regions in which IREN operates; the availability, suitability, reliability and cost of internet connections at IREN's facilities; IREN's ability to secure additional hardware, including hardware for Bitcoin mining and any current or future HPC solutions (including AI Cloud Services) it offers, on commercially reasonable terms or at all, and any delays or reductions in the supply of such hardware or increases in the cost of procuring such hardware; expectations with respect to the useful life and obsolescence of hardware (including hardware for Bitcoin mining as well as hardware for other applications, including any current or future HPC solutions (including AI Cloud Services) IREN offers); delays, increases in costs or reductions in the supply of equipment used in IREN's operations; IREN's ability to operate in an evolving regulatory environment; IREN's ability to successfully operate and maintain its property and infrastructure; reliability and performance of IREN's infrastructure compared to expectations; malicious attacks on IREN's property, infrastructure or IT systems; IREN's ability to maintain in good standing the operating and other permits and licenses required for its operations and business; IREN's ability to obtain, maintain, protect and enforce its intellectual property rights and confidential information; any intellectual property infringement and product liability claims; whether the secular trends IREN expects to drive growth in its business materialize to the degree it expects them to, or at all; any pending or future acquisitions, dispositions, joint ventures or other strategic transactions; the occurrence of any environmental, health and safety incidents at IREN's sites, and any material costs relating to environmental, health and safety requirements or liabilities; damage to IREN's property and infrastructure and the risk that any insurance IREN maintains may not fully cover all potential exposures; ongoing proceedings relating to the default by two of IREN's wholly-owned special purpose vehicles under limited recourse equipment financing facilities; ongoing securities litigation relating in part to the default; and any future litigation, claims and/or regulatory investigations, and the costs, expenses, use of resources, diversion of management time and efforts, liability and damages that may result therefrom; IREN's failure to comply with any laws including the anti-corruption laws of the United States and various international jurisdictions; any failure of IREN's compliance and risk management methods; any laws, regulations and ethical standards that may relate to IREN's business, including those that relate to Bitcoin and the Bitcoin mining industry and those that relate to any other services it offers, including laws and regulations related to data privacy, cybersecurity, the storage, use or processing of information and consumer laws; IREN's ability to attract, motivate and retain senior management and qualified employees; increased risks to IREN's global operations including, but not limited to, political instability, acts of terrorism, theft and vandalism, cyberattacks and other cybersecurity incidents and unexpected regulatory and economic sanctions changes, among other things; climate change, severe weather conditions and natural and man-made disasters that may materially adversely affect IREN's business, financial condition and results of operations; public health crises, including an outbreak of an infectious disease (such as COVID-19) and any governmental or industry measures taken in response; IREN's ability to remain competitive in dynamic and rapidly evolving industries; damage to IREN's brand and reputation; expectations relating to Environmental, Social or Governance issues or reporting; the costs of being a public company; and other important factors discussed under the caption "Risk Factors" in IREN's annual report on Form 20-F filed with the SEC on August 28, 2024 as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC's website at www.sec.gov and the Investor Relations section of IREN's website at https://investors.iren.com.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this investor update. Any forward-looking statement that IREN makes in this investor update speaks only as of the date of such statement. Except as required by law, IREN disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Non-IFRS Financial Measures

This investor update includes non-IFRS financial measures, including Net electricity costs, Adjusted EBITDA and Adjusted EBITDA Margin. We provide these measures in addition to, and not as a substitute for, measures of financial performance prepared in accordance with IFRS. There are a number of limitations related to the use of Net electricity costs, Adjusted EBTIDA and Adjusted EBITDA Margin. For example, other companies, including companies in our industry, may calculate these measures differently. The Company believes that these measures are important and supplement discussions and analysis of its results of operations and enhances an understanding of its operating performance.

EBITDA is calculated as our IFRS profit/(loss) after income tax expense, excluding interest income, finance expense and non-cash fair value loss and interest expense on hybrid financial instruments, income tax expense, depreciation and amortization, which are important components of our IFRS profit/(loss) after income tax expense. Further, "Adjusted EBITDA" also excludes share-based payments expense, which is an important component of our IFRS profit/(loss) after income tax expense, foreign exchange gains and losses, impairment of assets, certain other non-recurring income, loss on disposal of property, plant and equipment, gain on disposal of subsidiaries, unrealized fair value gains and losses on financial assets and certain other expense items. Net electricity costs is calculated as our IFRS Electricity charges net of Realized gain/(loss) on financial asset, ERS revenue (included in Other income) and ERS fees (included in Other operating expenses), and excludes the cost of Renewable Energy Certificates (RECs).

Industry and Statistical Data

This presentation includes industry data, statistical data, estimates and other forecasts that may have been obtained from periodic industry publications, third-party studies and surveys, filings of public companies in our industry, internal company surveys, and our review and analysis of market conditions, surveys and industry feedback. Our expectations regarding market and industry data, including expected growth rates, are subject to change based on our ongoing analysis of prevailing market and industry conditions and, as a result, assumptions based on such expectations may not be reliable indicators of future results. We undertake no obligation to update such figures in the future. These sources include government and industry sources, including third-party websites. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry data to be reliable as of the date of this presentation, this information could prove to be inaccurate. Industry data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited herein. Further, certain financial measures and statistical information in this document have been subject to rounding adjustments. Accordingly, the sum of certain data may not conform to the expressed total.

BUSINESS SNAPSHOT

IREN

Bitcoin Mining	15 EH/s installed (30 EH/s in 2024)
AI Cloud Services	816 NVIDIA H100 GPUs Fleet fully utilized
Data Centers	300MW operating (510MW in 2024)
Power & Land Portfolio	2,310MW secured power capacity 1GW+ development pipeline


IREN
01
Bitcoin Mining

GUIDANCE REMAINS UNCHANGED

Rapid growth to 30 EH/s over next 4 months

New 10.5 EH/s purchase of *S21 XP miners* improves efficiency to 15 J/TH

Remaining *miner options* support up to 50 EH/s of mining



Fully funded to 30 EH/s
EH/s
J/TH
60
50
40
30
20
10
0
35
30
25
20
15
10
30 J/TH
30 J/TH
19 J/TH
17 J/TH
15 J/TH
15 J/TH
1.7 EH/s
5.6 EH/s
15 EH/s
20 EH/s
30 EH/s
50 EH/s
Jan '23
Dec '23
August (Current)
Sep '24
Dec '24
2025
Installed Hashrate
Under Construction
Miner Options
Fleet Efficiency

TRACK RECORD OF GROWTH AND DELIVERY

Disciplined approach to procurement and construction driving rapid expansion

Building and fit-outs designed internally to optimize speed, flexibility and cost (~$650k/MW)

Deepening vendor relationships to minimize lead times and manage bottlenecks



Operating Data Centers (MW)
600
500
400
300
200
100
0
20 EH/s
30 EH/s
Q4 '21 (IPO)
Q1 '22
Q2 '22
Q3 '22
Q4 '22
Q1 '23
Q2 '23
Q3 '23
Q4 '23
Q1 '24
Q2 '24
Q3 '24F
Q4 '24F
Canal Flats
Mackenzie
Prince George
Childress (Operating)
Childress (Under Construction)

Note: Refer to assumptions and notes on page 23

UNDERPINNED BY SINGLE SITE EXPANSION AT CHILDRESS


August 2023


March 2024


August 2024


350MW
(Operating & 2024 Construction)
400MW
(2025+ Expansion)
IREN Land Holding

400MW immediately available power

✓ Supports ongoing expansion into 2025

✓ No upgrades required to utility infrastructure

SUCCESSFUL TRANSITION TO SPOT PRICING FROM AUGUST

- Historically challenging for energy retailers to provide spot power to Bitcoin miners (e.g. risk of unsuccessful curtailment when power prices surge to $5,000/MWh)
- Scale and demonstrated robustness of IREN curtailment systems has now enabled transition to a spot pricing contract effective Aug 1, 2024
- Spot pricing with curtailment allows IREN to optimize power costs in real-time, avoiding prior hedging costs and risks
- One-off cost of $7.2m to close out Aug and Sep hedges
- Childress Aug MTD electricity cost of 3.1 c/kWh (~$23k electricity cost per Bitcoin mined)

Childress Power Prices

Monthly average since inception


4.3 c/kWh
3.5 c/kWh
Actual Power Price
(with hedging and curtailment)
Spot Power Price
(same curtailment profile)

Note: Refer to assumptions and notes on page 23



02

AI Cloud Services

AI CLOUD SERVICES

816 NVIDIA H100 GPUs, servicing multiple customers

- AI Cloud Services revenue continues to scale - both revenue and number of customers
- Launching GPU pilot at Childress in H2 2024
- Poolside recently extended contract, expected to roll off Aug 30:
  - Poolside consolidating clusters with other providers for strategic reasons
  - Remaining positive about future relationship with IREN, with ongoing testimonials and customer references proving valuable
- Strong customer demand and pipeline. Near-term focus on:
  - Redeploying Poolside GPU capacity
  - Prudent capital allocation for growth (e.g. focus on prepayments, contract tenor, etc)



Monthly Revenue (Annualized)
Hardware Profit
Electricity Cost
Revenue
Customers Served
$1.7m
$4.9m
$7.0m
$10.7m
$12.9m
$15.2m
Feb-24
Mar-24
Apr-24
May-24
Jun-24
Jul-24
1
1
1
2
5
6
Cumulative Customers Served (#)



03

Power & Land Portfolio

PORTFOLIO

510 MW
data centers in 2024

2,310 MW
grid-connected power secured

1GW+
development pipeline



80 MW | Mackenzie, BC
50 MW | Prince George, BC
30 MW | Canal Flats, BC
750 MW | Childress, TX
1,400 MW | West Texas, TX

MONETIZATION CONVERSATIONS ONGOING

In conversations with key players in the space

- Morgan Stanley process to evaluate AI data center opportunities for 1.4GW site underway:
  - ✓ NDAs signed
  - ✓ Information being provided to interested parties
- Canadian and Childress sites suitable for a range of structures being discussed with prospective partners, including AI Cloud Services and colocation:
  - ✓ Grid-connected power with ability to retrofit with additional battery and generator back-up
  - ✓ New generation GPUs support air-cooling and sites can accommodate closed-loop liquid cooling
  - ✓ Sub 10ms (Texas) and 20ms (Canada) latencies support majority of workloads

Preparing for future possibilities



Design for IREN's Texas Tier 3 Data Center

Note: Refer to assumptions and notes on page 23



04

Financial Summary

ADJUSTED EBITDA — FY24 vs. FY23

IREN

- Adjusted EBITDA of $54.7m for the year ended June 30, 2024
- Bitcoin mining revenue increased from $75.5m to $184.1m
  - 66% increase in operating hashrate (5.6 EH/s to 9.3 EH/s)[5]
  - 29% increase in BTC mined (3,259 BTC to 4,191 BTC)
  - 89% increase in average price realised per BTC mined ($23.2k to $43.9k)
- $3.1m AI Cloud Services revenue
- Average net electricity cost[6] per BTC mined increased from $(11.0)k to $(18.1)k due to increase in global hashrate and impact of halving in April 2024
- Other costs increased from $38.4m to $56.5m
  - Includes employee benefits expenses $(22.2)m, site expense $(8.7)m, insurance costs $(7.0)m, professional fees $(6.4)m, and provision for Canadian non-refundable sales tax $(6.3)m
  - Reflects a larger business today that is delivering significant growth, and projecting continued expansion over the coming years
  - Procurement of RECs, consistent with our commitment to utilizing 100% renewable energy
  - Additional head office resources to support growth, and expanded risk, compliance and reporting obligations
  - Increased site expenses to support design, management and delivery of our Childress operations
- Depreciation increased from $(30.9)m to $(50.7)m due to commissioning of assets at Childress and accelerated depreciation for S19j Pro miners scheduled to be sold in FY25 due to fleet upgrade

US$m[1]	Year ended June 30, 2024	Year ended June 30, 2023
Bitcoin mining revenue	184.1	75.5
AI Cloud Service revenue	3.1	-
Other income[2]	1.6	-
Electricity charges	(81.6)	(35.8)
Realized gain on financial asset	4.1	-
Other costs	(56.5)	(38.4)
Adjusted EBITDA	**54.7**	**1.4**
Adjusted EBITDA Margin	**29%**	**2%**
Reconciliation to consolidated statement of profit or loss		
Add/(deduct):		
Unrealized loss on financial asset	(3.4)	-
Share-based payment expense - $75 exercise price options	(11.8)	(12.2)
Share-based payment expense - other	(11.8)	(2.2)
Impairment of assets[3]	-	(105.2)
Reversal of impairment of assets	0.1	-
Foreign exchange loss	(4.7)	(0.2)
Other non-recurring income	-	3.1
Gain on disposal of subsidiaries	-	3.3
Gain/(loss) on disposal of property, plant and equipment	-	(6.6)
Other expense items[4]	(3.5)	(4.6)
EBITDA	**19.6**	**(123.2)**
Finance expense	(0.3)	(16.4)
Interest income	5.8	0.9
Depreciation	(50.7)	(30.9)
Loss before income tax expense for the period	**(25.5)**	**(169.5)**
Income tax expense	(3.5)	(2.4)
Loss after income tax expense for the period	**(29.0)**	**(171.9)**

1. For further detail, see our consolidated financial statements for the year ended June 30, 2024, included in our Form 20-F filed with the SEC on August 28, 2024
2. Other income generated during the year ended June 30, 2024 primarily comprised of revenue generated for our participation in an ERCOT demand response program at the Group's site at Childress
3. Impairment of assets for the year ended June 30, 2024 includes $(15.2) million previously reported as loss on other receivables
4. Other expense items include one-off professional fees including legal fees
5. Comparative period: June 2023 vs. June 2024 operating hashrate
6. See slide 22 for a detailed breakdown of net electricity costs

CONSOLIDATED STATEMENT OF CASHFLOWS — FY24 vs. FY23

IREN

- Net increase in cash and cash equivalents of $336.4m to $404.6m[1] for the year ended June 30, 2024
- Increase in net cash from operating activities to $52.7m due to increase in operating hashrate (5.6 EH/s to 9.3 EH/s) coupled with a higher average realized bitcoin price
- Increase in net cash used in investing activities to $(498.5)m due to expansion at Childress data center, purchase of Bitmain S21 Pro and T21 miners as part of pathway to 30 EH/s in 2024 and purchase of NVIDIA H100 GPUs
- Increase in net cash from financing activities to $782.1m with $783.1m received from 108.1m and 12.9m shares sold under the ATM and ELOC facilities, respectively

US$m	Year ended June 30, 2024	Year ended June 30, 2023
Cash flows from operating activities		
Receipts from Bitcoin mining activities	183.6	78.4
Receipts from AI Cloud Service revenue	3.4	-
Receipts from other income	0.4	3.1
Payments for electricity, suppliers and employees	(139.5)	(72.2)
	47.9	9.3
Interest received	5.0	0.8
Interest paid	(0.2)	(4.1)
Net cash from operating activities	52.7	6.0
Cash flows from investing activities		
Payments for property, plant and equipment net of mining hardware prepayments	(141.8)	(116.1)
Payments for mining hardware prepayments	(338.1)	-
Payments for prepayments and other assets	(18.6)	(7.4)
Repayments/(advancement) of loan proceeds	-	2.3
Deconsolidation of Non-Recourse SPVs	-	(1.2)
Proceeds from disposal of property, plant and equipment	-	32.5
Proceeds from release of deposits	-	18.4
Net cash used in investing activities	(498.5)	(71.5)
Cash flows from financing activities		
Capital raise costs	(0.9)	(1.0)
Repayment of borrowings	-	(9.4)
Proceeds from loan funded shares	0.5	-
Payment of borrowing transaction costs	-	(0.3)
Share issuances	783.1	39.3
Repayment of lease liabilities	(0.5)	(0.3)
Net cash from financing activities	782.2	28.2
Net increase/(decrease) in cash and cash equivalents	**336.4**	**(37.2)**
Cash and cash equivalents at the beginning of the period	68.9	110.0
Effects of exchange rate changes on cash and cash equivalents	(0.7)	(3.9)
Cash and cash equivalents at the end of the period	**404.6**	**68.9**

1. Previous market announcement disclosed cash and cash equivalents of $425.3m as of June 28, 2024 plus ATM proceeds to be received in first week of July from shares sold prior to June 28, 2024

BALANCE SHEET

As at June 30, 2024

- Cash and cash equivalents of $404.6m
- No debt facilities
- Total assets of $1,153.0m
- Strong balance sheet to fund future growth
- Total equity increased to $1,097.3m with gross proceeds of $822.9m from 121.0m shares sold under the ATM and ELOC[1]

US$m	As at June 30, 2024	As at June 30, 2023
Assets		
Cash and cash equivalents	404.6	68.9
Other receivables	29.4	6.5
Financial assets at fair value through profit or loss	6.5	-
Prepayments and other assets	11.9	13.8
Total current assets	**452.4**	**89.2**
Property, plant and equipment	441.4	241.1
Computer hardware prepayments	239.8	0.1
Right-of-use assets	1.5	1.4
Other non-current assets	17.9	0.3
Total non-current assets	**700.6**	**242.8**
Total assets	1,153.0	332.1
Liabilities		
Lease liabilities - current	0.2	0.2
Other current liabilities	50.8	23.8
Total current liabilities	**51.0**	**24.0**
Lease liabilities - non-current	1.4	1.3
Other non-current liabilities	3.3	1.5
Total non-current liabilities	**4.7**	**2.7**
Total liabilities	**55.7**	**26.7**
Equity	1,097.3	305.4
Total equity	1,097.3	305.4
Total equity and liabilities	1,153.0	332.1

1. Subsequent to June 30, 2024, the Company sold a further 463,089 Ordinary shares for aggregate net proceeds of ~$5.2m. The total number of Ordinary shares outstanding as of July 31, 2024 is 189,346,079



05

Additional Information

CONSOLIDATED STATEMENT OF PROFIT OR LOSS — FY24 vs. FY23

- FY24 Loss after income tax of $(29.0)m, being a decreased loss of $142.9m
  - Improvement primarily due to increase in Bitcoin mining revenue and no impairment recorded in FY24
- Key non-cash items in the FY24 loss after income tax of $(29.0)m:
  - Depreciation of $(50.7)m
  - Share-based payment expense of $(23.6)m

US$m	Year ended June 30, 2024	Year ended June 30, 2023
Revenue		
Bitcoin mining revenue	184.1	75.5
AI Cloud Service revenue	3.1	-
Other income	1.6	3.1
Gain on disposal of subsidiaries	-	3.3
Total Revenue	**188.8**	**81.9**
Expenses		
Depreciation	(50.7)	(30.9)
Electricity charges	(81.6)	(35.8)
Realized gain on financial asset	4.1	-
Employee benefits expense	(22.2)	(17.9)
Share-based payments expense	(23.6)	(14.4)
Impairment of assets	-	(105.2)
Reversal of impairment of assets	0.1	-
Professional fees	(8.1)	(6.3)
Site expenses	(8.7)	(4.5)
Other operating expenses	(21.1)	(14.3)
Gain/(loss) on disposal of property, plant and equipment	0.0	(6.6)
Unrealized loss on financial asset	(3.4)	-
Operating loss	**(26.3)**	**(153.9)**
Finance expense	(0.3)	(16.4)
Interest income	5.8	0.9
Foreign exchange loss	(4.7)	(0.2)
Loss before income tax expense for the period	**(25.5)**	**(169.5)**
Income tax expense	(3.5)	(2.4)
Loss after income tax expense for the period	**(29.0)**	**(171.9)**

ADJUSTED EBITDA — 4Q FY24 vs. 3Q FY24

- Adjusted EBITDA for the financial quarter of $12.2m
- Bitcoin mining revenue increased to $54.3m
  - 31% increase in operating hashrate (7.1 EH/s to 9.3 EH/s)[3]
  - 18% decrease in BTC mined (1,003 BTC to 821 BTC)
  - 24% increase in average price realised per BTC mined ($53.2k to $66.1k)
- AI Cloud Services revenue increased from $0.6m to $2.5m, with three new customer contracts signed in 4Q FY24
- Average net electricity cost[4] per BTC mined increased from $(19.3)k to $(29.4)k due to increased energy hedge costs at Childress coupled with impact of halving in April 2024
- Other costs include (4Q FY24):
  - Employee benefits expenses $(9.4)m
  - Site expenses $(2.8)m
  - Insurance costs $(2.2)m
  - Professional fees $(2.1)m
  - Provision for Canadian non-refundable sales tax $(2.0)m
- Depreciation increased from $(8.7)m to $(26.8)m due to accelerated depreciation for S19j Pro miners scheduled to be sold in FY25 due to fleet upgrade

US$m	Quarter ended June 30, 2024	Quarter ended March 31, 2024
Bitcoin mining revenue	54.3	53.4
AI Cloud Service revenue	2.5	0.6
Other income	0.6	0.4
Electricity charges	(25.7)	(19.8)
Realized gain on financial asset	0.9	0.1
Other costs	(20.5)	(12.8)
Adjusted EBITDA	**12.2**	**21.8**
Adjusted EBITDA Margin	**21%**	**40%**
Reconciliation to consolidated statement of profit or loss		
Add/(deduct):		
Unrealized loss on financial asset[1]	(2.1)	(1.1)
Share-based payment expense - $75 exercise price options	(2.9)	(2.9)
Share-based payment expense - other	(3.1)	(2.9)
Foreign exchange gain/(loss)	(7.0)	4.7
Gain on disposal of property, plant and equipment	0.0	0.0
Other expense items[2]	(0.1)	(0.2)
EBITDA	**(3.0)**	**19.4**
Finance expense	(0.1)	(0.1)
Interest income	3.0	1.5
Depreciation	(26.8)	(8.7)
Profit/(loss) before income tax expense for the period	**(26.8)**	**12.1**
Income tax expense	(0.2)	(3.5)
Profit/(loss) after income tax expense for the period	**(27.1)**	**8.6**

1. Unrealized loss on financial asset represents the change in the fair value of the financial asset recorded in relation to electricity purchased for future usage periods
2. Other expense items include one-off professional fees including legal fees
3. Comparative period: March 2024 vs. June 2024 operating hashrate
4. See slide 22 for a detailed breakdown of net electricity costs

CONSOLIDATED STATEMENT OF PROFIT OR LOSS — 4Q FY24 vs. 3Q FY24

- 4Q FY24 Loss after income tax of $(27.1)m
  - Decrease primarily due to increase depreciation and electricity charges and relatively flat Bitcoin mining revenue
- Key non-cash items in the 4Q FY24 loss after income tax of $(27.1)m:
  - Depreciation of $(26.8)m
  - Share-based payment expense of $(6.0)m

US$m	Quarter ended June 30, 2024	Quarter ended March 31, 2024
Revenue		
Bitcoin mining revenue	54.3	53.4
AI Cloud Service revenue	2.5	0.6
Other income	0.6	0.4
Gain on disposal of subsidiary	-	-
Total Revenue	**57.4**	**54.3**
Expenses		
Depreciation	(26.8)	(8.7)
Electricity charges	(25.7)	(19.8)
Realized gain on financial asset	0.9	0.1
Employee benefits expense	(9.4)	(4.3)
Share-based payments expense	(6.0)	(5.8)
Impairment of assets	-	-
Reversal of impairment of assets	-	-
Professional fees	(2.1)	(2.0)
Site expenses	(2.8)	(2.1)
Other operating expenses	(6.3)	(4.5)
Gain/(loss) on disposal of property, plant and equipment	0.0	0.0
Unrealized loss on financial asset	(2.1)	(1.1)
Operating profit/(loss)	**(22.7)**	**6.0**
Finance expense	(0.1)	(0.1)
Interest income	3.0	1.5
Foreign exchange loss	(7.0)	4.7
Profit/(loss) before income tax expense for the period	**(26.8)**	**12.1**
Income tax expense	(0.2)	(3.5)
Profit/(loss) after income tax expense for the period	**(27.1)**	**8.6**

NET ELECTRICITY COSTS

Reconciliation of Electricity charges to Net electricity costs

FY24 vs. FY23

	Units	Year ended June 30, 2024	Year ended June 30, 2023
Electricity charges	$'m	(81.6)	(35.8)
Add/(deduct) the following:			
Realized gain on financial asset	$'m	4.1	-
ERS revenue (included in Other income)	$'m	1.6	-
ERS fees (included in Other operating expenses)	$'m	(0.1)	-
Net electricity costs[1]		**(76.0)**	**(35.8)**
Bitcoin mined	#	4,191	3,259
Net electricity costs per Bitcoin mined ($thousands)	**$'k**	**(18,137)**	**(10,971)**

4Q FY24 vs. 3Q FY24

	Units	Quarter ended June 30, 2024	Quarter ended March 31, 2024
Electricity charges	$'m	(25.7)	(19.8)
Add/(deduct) the following:			
Realized gain on financial asset	$'m	0.9	0.1
ERS revenue (included in Other income)	$'m	0.6	0.4
ERS fees (included in Other operating expenses)	$'m	(0.0)	(0.0)
Net electricity costs[1]	**$'m**	**(24.1)**	**(19.4)**
Bitcoin mined	#	821	1,003
Net electricity costs per Bitcoin mined	**$'k**	**(29,415)**	**(19,310)**

1. Net electricity costs exclude the cost of Renewable Energy Certificates (RECs).

ASSUMPTIONS AND NOTES

Page 6

- Building cost reflects internal estimates for Phases 2-3 data centers at Childress, excluding substation costs.

Page 8

- Actual Power Price reflects actual monthly average power price at Childress since inception (April 2023 to July 2024) including net ERS revenue, ERCOT, retail electric provider (REP) and network fees, and adjusted for now eligible 4CP benefit.
- Spot Power Price calculated using historical real-time power prices in ERCOT West Load Zone, replicating IREN historical load and curtailment profile. Calculated on a monthly average basis, including net ERS revenue, ERCOT, REP and network fees, and adjusted for now eligible 4CP benefit.
- One-off cost of $7.2m associated with closing out August and September 2024 hedges.
- Childress August 2024 month-to-date spot electricity cost and cost per Bitcoin mined calculated between August 1 - 22, 2024 and based on actual Bitcoin mined, energy usage and real-time power prices in ERCOT West Load Zone, including net ERS revenue, ERCOT, REP and network fees, and adjusted for now eligible 4CP benefit.

Page 13

- Latency statistics reflect round trip latency from IREN data center to nearest hyperscaler region.


Q&A


Thank You
IREN